SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME No. 07.526.557/0001-00

NIRE 35.300.368.941

(“Company”)

NOTICE OF CAPITAL INCREASE APPROVED BY THE BOARD OF DIRECTORS

(Pursuant to Exhibit 30-XXXII of Brazilian Securities and Exchange Commission’s Normative Ruling No. 480/09)

On August 22nd, 2019 at 4:00 pm, the Board of Directors verified the issuance of new common shares, within the authorized capital limit, as a result of the exercise by certain beneficiaries of options granted (i) by Companhia de Bebidas Das Américas – AmBev on the dates indicated below, received by the Company under the Migration Program, as approved by the Board of Directors on July 31st, 2013, within the scope of the Company’s Stock Option Plan approved by the Shareholders’ General Meeting held on July 30th, 2013 (“Stock Option Plan”), and (ii) by the Company, under the terms of the programs approved by the Board of Directors on the dates indicated below, under the Stock Option Plan.

I.          Date of approval of the stock option plan by the Shareholders’ General Meeting

The Stock Option Plan was approved by the Shareholders’ General Meeting held on July 30th, 2013.

II.Capital Increase (R$)	II. New Capital Stock (R$)	III. No. of issued shares*	IV. Issuance price of the new shares (R$)	V. Potential dilution percentage arising from the issuance (in relation to the No. of issued shares)	V. Potential dilution percentage arising from the issuance (in relation to the capital stock)
693,737.24	57,801,690,107.76	64,025	10.83541	0.000407%	0.001200%
340,839.72	57,802,030,947.48	150,750	2.26096	0.000959%	0.000590%
620,307.49	57,802,651,254.97	66,275	9.35960	0.000421%	0.001073%
547,120.40	57,803,198,375.37	45,700	11.97200	0.000291%	0.000947%
283,172.56	57,803,481,547.93	16,126	17.56000	0.000103%	0.000490%
104,004.16	57,803,585,552.09	46,000	2.26096	0.000292%	0.000180%
807,075.16	57,804,392,627.25	45,961	17.56000	0.000292%	0.001396%
49,529.57	57,804,442,156.81	113,475	0.43648	0.000721%	0.000086%
671,503.91	57,805,113,660.73	61,875	10.85259	0.000393%	0.001162%
303,909.22	57,805,417,569.95	25,385	11.97200	0.000161%	0.000526%
333,899.17	57,805,751,469.12	19,415	17.19800	0.000123%	0.000578%
707,948.96	57,806,459,418.08	40,316	17.56000	0.000256%	0.001225%
1,143,449.00	57,807,602,867.08	68,470	16.70000	0.000435%	0.001978%
159,792.31	57,807,762,659.39	10,975	14.55966	0.000070%	0.000276%
303,909.22	57,808,066,568.61	25,385	11.97200	0.000161%	0.000526%
26,079.68	57,808,092,648.29	59,750	0.43648	0.000380%	0.000045%
338,349.54	57,808,430,997.83	36,150	9.35960	0.000230%	0.000585%
851,029.62	57,809,282,027.45	71,085	11.97200	0.000452%	0.001472%
49,584.13	57,809,331,611.58	113,600	0.43648	0.000722%	0.000086%
59,906.88	57,809,391,518.46	137,250	0.43648	0.000873%	0.000104%
105,134.64	57,809,496,653.10	46,500	2.26096	0.000296%	0.000182%
281,957.95	57,809,778,611.05	30,125	9.35960	0.000192%	0.000488%
893,125.15	57,810,671,736.20	77,850	11.47238	0.000495%	0.001545%
13,028.93	57,810,684,765.13	29,850	0.43648	0.000190%	0.000023%
64,946.08	57,810,749,711.21	28,725	2.26096	0.000183%	0.000112%
79,537.57	57,810,829,248.78	182,225	0.43648	0.001159%	0.000138%
677,061.34	57,811,506,310.12	59,225	11.43202	0.000377%	0.001171%
10,509,939.60		**1,672,468**

* New common shares, with no par value.

VI.       Price for each of the issuer’s types and classes of shares in the respective markets in which the shares are negotiated, identifying:

i.       Lower, average and highest market price on each of the last three (3) years

Price (1)	2018 (BRL)	2017 (BRL)	2016 (BRL)
Lower	14.70	15.36	14.76
Average	19.25	18.15	17.05
Highest	23.58	21.11	18.47

(1) Historical price adjusted in order to reflect payments of interest on shareholder’s equity, as well as dividend distributions.

ii.      Lower, average and highest price on each quarter of the last two (2) years

Price (1)	2Q2019 (BRL)	1Q2019(BRL)	4Q2018 (BRL)	3Q2018 (BRL)	2Q2018 (BRL)	1Q2018 (BRL)	4Q2017 (BRL)	3Q2017 (BRL)
Lower	16.49	16.15	14.70	17.55	17.59	20.88	19.27	16.96
Average	17.52	17.48	16.12	18.42	20.56	21.84	20.02	18.79
Highest	18.47	18.75	18.06	19.49	23.51	23.58	21.11	20.53

(1) Historical price adjusted in order to reflect payments of interest on shareholder’s equity, as well as dividend distributions.

iii.         Lower, average and highest price on each month of the last six (6) months

Price (1)	07/2019 (BRL)	06/2019 (BRL)	05/2019 (BRL)	04/2019 (BRL)	03/2019 (BRL)	02/2019 (BRL)
Lower	17.81	17.35	16.49	16.77	16.37	17.23
Average	18.75	17.84	17.26	17.50	16.83	18.34
Highest	20.50	18.45	18.06	18.47	17.31	18.75

(1) Historical price adjusted in order to reflect payments of interest on shareholder’s equity, as well as dividend distributions.

iv.      Average price on the last ninety (90) days

Price (1)	90 days (BRL)
Average	18.29

(1) Historical price adjusted in order to reflect payments of interest on shareholder’s equity, as well as dividend distributions.

***

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer